Exhibit 99.1

    Consolidated Financial Statements
    (Expressed in United States dollars)

    CRH MEDICAL CORPORATION
    Years ended December 31, 2015 and 2014

MANAGEMENT'S REPORT
The accompanying consolidated financial statements of CRH Medical Corporation are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and where appropriate, reflect management's best estimates and assumptions based upon information available at the time that these estimates and assumptions were made.
Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of directors not involved in the daily operations of the Company.  The Audit Committee is responsible for engaging the external auditor, and meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.
The Company's external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

Chief Executive Officer	Chief Financial Officer
(signed) "Edward Wright"	(signed) "Richard Bear"

February 24, 2016

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT
To the Shareholders of CRH Medical Corporation
We have audited the accompanying consolidated financial statements of CRH Medical Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

CRH Medical Corporation Page 2

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CRH Medical Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

//s//  KPMG LLP

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

As at December 31, 2015 and 2014

	Notes	2015	2014

Assets

Current assets:
Cash and cash equivalents		$3,572,344	$4,133,663
Trade and other receivables	8	7,091,549	5,718,651
Prepaid expenses and deposits		484,795	181,923
Inventories		254,924	614,337
		11,403,612	10,648,574

Non-current assets:
Property and equipment	10	284,706	129,864
Intangible assets	11	87,307,267	65,604,729
Other asset		-	1,550,940
Deferred tax assets	15	5,499,693	1,030,183
		93,091,666	68,315,716

Total assets		$104,495,278	$78,964,290

Liabilities

Current liabilities:
Trade and other payables	9	$3,034,363	$6,051,213
Employee benefits		142,576	105,930
Current tax liabilities	15	869,556	193,612
Notes payable and bank indebtedness	12,18	3,818,048	6,613,300
Short term advances		-	262,482
Loan	4	266,994	-
		8,131,537	13,226,537

Non-current liabilities:
Notes payable and bank indebtedness	12,18	26,920,418	39,509,431
Earn-out obligation	18	12,468,958	7,440,960
		39,389,376	46,950,391

Equity
Share capital	14	51,066,044	25,913,839
Contributed surplus		6,556,951	5,847,564
Accumulated other comprehensive income (loss)		(66,772)	(66,772)
Deficit		(9,831,078)	(12,907,269)
Total equity attributable to shareholders of the Company		47,725,145	18,787,362
Non-controlling interest		9,249,220	-
Total equity		56,974,365	18,787,362

Total liabilities and equity		$104,495,278	$78,964,290

Commitments and contingencies (note 19)
Related party transactions (note 20)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(signed) "Edward Wright"	Director	(signed) "Anthony Holler" Director
Edward Wright	Anthony Holler

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

As at December 31, 2015 and 2014

	Notes	2015	2014

Revenue:
Anesthesia services	21	$36,496,035	$3,386,073
Product sales	21	9,552,445	8,598,097
		46,048,480	11,984,170

Expenses:
Anesthesia services expense	5	23,103,493	1,713,262
Product sales expense	6	4,369,144	3,970,930
Corporate expense	7	5,144,657	3,322,085
		32,617,294	9,006,277

Operating income		13,431,186	2,977,893

Finance income	17	(2,737,964)	(410,208)
Finance expense	17	15,822,292	2,033,667
		13,084,328	1,623,459

Income before tax		346,858	1,354,434

Income tax expense (recovery)	15	(2,912,970)	(143,719)

Net and comprehensive income		$3,259,828	$1,498,153

Attributable to:
Shareholders of the Company		$3,076,191	$1,498,153
Non-controlling interest		183,637	-
		$3,259,828	$1,498,153

Earnings per share attributable to shareholders
Basic	14(e)	$0.045	$0.031
Diluted	14(e)	$0.043	$0.030

Weighted average shares outstanding:
Basic		67,870,529	48,876,822
Diluted		70,772,341	49,835,377

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Non-controlling interest	Total equity

Balance as at January 1, 2014	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$-	$8,280,119

Total net and comprehensive income for the year	-	-	-	-	1,498,153	-	1,498,153

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	362,239	-	-	-	362,239

Common shares purchased on exercise of options	167,188	224,985	(85,514)	-	-	-	139,471

Shares issued through private placement, net of fees	6,967,845	4,919,480	-	-	-	-	4,919,480

Shares issued to lenders	5,000,000	3,587,900	-	-	-	-	3,587,900

Balance as at December 31, 2014	60,881,947	25,913,839	5,847,564	(66,772)	(12,907,269)	-	18,787,362

Total net and comprehensive income for the year	-	-	-	-	3,076,191	183,637	3,259,828

Transactions with owners, recorded directly in equity:

Stock based compensation expense	-	-	2,749,452	-	-	-	2,749,452

Common shares purchased on exercise of options	758,193	1,051,233	(393,960)	-	-	-	657,273

Common shares issued on vesting of share units	1,000,000	1,750,000	(1,750,000)	-	-	-	-

Shares issued through share offering, net of fees (note 14)	8,050,000	20,254,709	-	-	-	-	20,254,709

Deferred tax recovery on share issuance costs (note 14)	-	420,511	-	-	-	-	420,511

Broker warrants issued in share offering (note 14)	-	(249,149)	249,149	-	-	-	-

Exercise of broker warrants (note 14)	140,795	508,413	(145,254)	-	-	-	363,159

Common shares issued in connection with acquisition, net of transaction costs (note 4)	375,612	1,416,488	-	-	-	-	1,416,488

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	9,065,583	9,065,583

Balance as at December 31, 2015	71,206,547	$51,066,044	$6,556,951	$(66,772)	$(9,831,078)	$9,249,220	$56,974,365

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

	Notes	2015	2014
Cash provided by (used in)

Operating activities:
Net and comprehensive income		$3,259,828	$1,498,153
Adjustments for:
Depreciation of property, equipment and intangibles and write-offs		6,859,393	510,626
Write-off of intangible asset		389,693	-
Write-off of inventory		240,946	-
Stock based compensation	14	2,749,452	362,239
Unrealized foreign exchange (gain)		(2,803,931)	(391,680)
Finance expense	17	15,822,292	811,350
Income tax expense (recovery)	15	(2,912,970)	(143,720)
Operating activity before changes in operating assets and liabilities		23,604,703	2,646,968
Taxes paid		(460,084)	-
Change in trade and other receivables		(1,372,898)	(176,898)
Change in prepaid expenses and deposits		(302,872)	(45,307)
Change in inventories		118,467	(293,852)
Change in trade and other payables		(3,404,140)	(996,535)
Change in employee benefits		36,646	(8,748)
Change in advance		(262,482)	262,482
Cash provided by operating activities		17,957,340	1,388,110

Financing activities
Net proceeds on the issuance of shares	14	20,254,709	4,181,880
Net proceeds from loans	4	266,994	-
Payment of interest on notes payable and bank indebtedness	12	(5,903,690)
Proceeds (repayment) of notes payable	12	(32,000,000)	48,534,831
Proceeds on bank indebtedness	12	16,514,092
Proceeds from the exercise of broker warrants		363,159	-
Proceeds from the issuance of shares relating to stock based compensation		657,273	139,471
Cash provided by (used in) financing activities		152,537	52,856,182

Investing activities
Acquisition of property and equipment		(184,838)	(95,029)
Cash acquired through acquisition		-	2,011,548
Acquisition of anesthesia services providers	4	(18,471,864)	(58,623,000)
Cash used in investing activities		(18,656,702)	(56,706,481)

Effects of foreign exchange on cash and cash equivalents		(14,494)	(6,946)

Increase (decrease) in cash and cash equivalents		(561,319)	(2,469,135)

Cash and cash equivalents, beginning of period		4,133,663	6,602,798

Cash and cash equivalents, end of period		$3,572,344	$4,133,663

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

1.    Reporting entity:
CRH Medical Corporation ("CRH" or "the Company") was incorporated on April 21, 2001 under the Company Act of the Province of British Columbia and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.  The Company also provides anesthesiology services to gastroenterologists in the southeastern United States through its subsidiaries (note 4).
CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.
2.    Basis of preparation:
(a)    Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2016.
 (b)                  Basis of measurement:
The Company's consolidated financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.
 (c)                  Functional and presentation currency:
These consolidated financial statements are presented in United States dollars, which is the Company's presentational currency.  The functional currency of the Company's subsidiaries is the United States dollar.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

2.    Basis of preparation (continued):
(d)    Use of estimates, assumptions and judgments:
The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.
(i)	Use of estimates and assumptions:
Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the vesting term for share units with market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.
Information relating to these estimates and how they are determined may be found in notes 4, 12, 13 and 15.
(ii)	Judgments:
Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company's business acquisitions, these judgments also include the Company's determination of control for the purposes of consolidation and the Company's definition of a business.
Information relating to significant judgment areas may be found in notes 2, 4 and 12.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies:
The accounting policies have been applied consistently by the subsidiaries of the Company.
(a)    Basis of consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
(b)    Cash equivalents:
The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at amortized cost and are classified as loans and receivables.
(c)    Foreign currency:
Transactions in foreign currencies are translated to the respective functional currencies of the subsidiaries of the Company at exchange rates at the dates of the transactions.
Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates.  Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
 (d)    Revenue recognition:
Revenue from product sales and anesthesia services in the normal course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and contractual adjustments.  The Company recognizes revenue from product sales at the time the product is shipped, which is when title passes to the customer, and when all significant contractual obligations have been satisfied, collection is probable and the amount of revenue can be estimated reliably.  Revenue from the performance of anesthesia services is measured at the fair value of the consideration received or receivable, net of contractual allowances and other discounts.  The Company recognizes net patient revenue at the time the anesthesia services are performed; this aligns with when all significant contractual obligations related to the anesthesia services have been satisfied, collection is probable and the amount of revenue can be estimated reliably.  Provisions for contractual allowances and discounts are recognized on an accrual basis.  These amounts are deducted from gross service revenue to determine net service revenue.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
 (e)   Employee benefits:
(i)	Salaries and short-term employee benefits:
Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.  A liability is recognized for the amount expected to be paid under cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of services rendered by an employee and the obligation can be estimated reliably.
(f)    Inventories:
Inventories are measured at the lower of cost, determined using the first-in first-out method, and net realizable value.  Inventory costs include the purchase price and other costs directly related to the acquisition of inventory, and bringing the inventories to their present location and condition.
Net realizable value is the estimated selling price in the Company's ordinary course of business, less the estimated costs of completion and selling expenses.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
 (g)   Property and equipment:
Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Where the costs of certain components of an item of property and equipment are significant in relation to the total cost of the item and have different useful lives, they are accounted for and depreciated separately.
The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	100%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of initial lease
		term or useful life
Injection mold	Straight-line	5 years

These depreciation methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.
Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.
 (h)    Intangible assets:
Intangible assets, consisting of acquired exclusive professional service agreements to provide anesthesia services and the cost of acquiring patents, are recorded at historical cost.  For patents, costs also include legal costs involved in expanding the countries in which the patents are recognized to the extent expected cash flows from those countries exceed these costs over the amortization period and costs related to new patents.  Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses.  Intangible assets with finite lives are amortized over the following periods:

Asset	Basis	Rate

Intellectual property rights the CRH O'Regan System	Straight-line	15 years

Intellectual property new technology	Straight-line	20 years

Exclusive professional services agreements	Straight-line	0.7 to 12 years

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):

(i)    Financial instruments:
Financial assets and financial liabilities are initially measured at fair value and are subsequently measured based on their classification as described below.  Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition.  Transaction costs that are directly attributable to the acquisition of a financial asset or financial liability classified at fair value through earnings are recognized immediately in earnings.
Financing fees related to debt are capitalized to other assets and amortized to finance costs over the term of the credit facility.
Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
The Company's financial instruments are classified into the following categories: at fair value through earnings, loans and receivables, available for sale financial assets and other financial liabilities.  The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.
Financial assets at fair value through earnings are financial assets that are held for trading and include derivative instruments that are not included in a qualifying hedging relationship.  Financial assets classified as financial assets at fair value through earnings are initially measured at fair value with any gains or losses arising on re-measurement recognized in earnings.  The Company has no financial assets at fair value through earnings.
Financial liabilities classified as fair value through earnings are financial liabilities that are held for trading or designated into this category at inception.  Financial liabilities classified as financial liabilities at fair value through earnings include complex financial instruments and contingent consideration and are initially measured at fair value with any gains or losses arising on re-measurement recognized through earnings.
Other financial liabilities includes trade payables, other payables, and note payables and bank indebtedness and are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(i)    Financial instruments (continued):
The Company has classified cash and cash equivalents, trade and other receivables as loans and receivables, and trade and other payables, employee benefit obligations, short term advances, loans and certain of its notes payable and bank indebtedness as other financial liabilities.  Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.  The Company has classified certain of its notes payable and its earn-out obligation as financial liabilities at fair value through earnings.
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to earnings.  The Company has no instruments classified as available for sale.
Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.
(j)    Impairment:
Financial assets:
Financial assets not carried at fair value through earnings are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  The Company considers that a financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows, has occurred after initial recognition of the asset.
An impairment test is performed, on an individual basis, for each material financial asset.  Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics.  Impairment losses are recognized in earnings.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in earnings and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through earnings.
A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(j)    Impairment (continued):
Non-financial assets:
The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If such an indication exists, the recoverable amount is estimated.
The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (cash-generating unit). Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An asset's carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(k)    Income taxes:
Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(k)    Income taxes (continued):
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(l)    Share-based compensation:
The Company records share-based compensation related to stock options and share units granted using the fair value based method estimated using either the Black-Scholes model or Binomial method.  Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.
(m)    Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(n)    Earnings per share:
The Company presents basic and diluted earnings per share (EPS) data for its common shares.  Basic EPS is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable.  Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares.
(o)    Provisions:
Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.  Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date.  The unwinding of the discount is recognized as a finance expense.
(p)    Segment reporting:
The Company's operating segments consist of the sale of medical products and the provision of anesthesia services.
(q)  Finance costs:
Finance cost is primarily comprised of interest on the Company's notes payable and bank indebtedness and also includes the amortization of costs incurred to obtain loan financing and any fees in respect of arranging loan financing. Deferred finance costs are amortized using the effective interest method over the term of the related loan financing.  Deferred finance costs are presented as a reduction to the related liability.
Foreign exchange gains and losses are reported on a net basis as either finance income or finance expense as the finance costs relate to Canadian dollar denominated debt.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(r)  Business combinations:
Business combinations are accounted for using the acquisition method.  The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date.  The excess of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.  Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred.  On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.
Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred.  The fair value of the contingent consideration liability is re-measured at each reporting date with the corresponding gain or loss being recognized in earnings.
(s)    Comparative information:
Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.
(t)    Adoption of new accounting standards:
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in note 3(u).
(u)	New standards and interpretations not yet applied:
(i)    IFRS 9 - Financial Instruments:
On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)).  IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(u)	New standards and interpretations not yet applied:
(i)    IFRS 9 - Financial Instruments:
IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.  Special transitional requirements have been set for the application of the new general hedging model.
The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
(ii)	Annual Improvements to IFRS (2012 – 2014):
On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.
Amendments were made to clarify the following in their respective standards:
•	Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;
•	'Continuing involvement' for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;
•	Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits;
•	Disclosure of information 'elsewhere in the interim financial report' under IAS 34 Interim Financial Reporting;
The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

3.    Significant accounting policies (continued):
(u)	New standards and interpretations not yet applied:
(iii)  Disclosure Initiative:  Amendments to IAS 1 – Presentation of Financial Statements:
On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative").  The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
These amendments will not require any significant change to current practice, but will facilitate improved financial statement disclosures.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.
 (iv)  IFRS 15 - Revenue Recognition:
On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers.  The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.
IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.
The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.
The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(v)	In January 2016, the IASB issued IFRS 16 – Leases, which supersedes IAS 17 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted, but only if also applying IFRS 15 – Revenue from contracts with Customers. The Company is currently evaluating the impact on IFRS 16 on its financial statements.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

4.    Business combinations:
During the year ended December 31, 2015, the Company completed five business combinations.  All business combinations completed during the year have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
John's Creek Anesthesia LLC ("John's Creek")	December 2015	$1,200,000
Macon Gastroenterology Anesthesia Associates LLC ("MGAA")	December 2015	$4,670,000
Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA")	September 2015	$6,818,352
Associates in Digestive Health LLC ("ADH")	August 2015	$6,600,000
Anesthesia Healthcare Providers of Florida and AHP of North Carolina (collectively "AHP")	March 2015	$600,000
The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the date of acquisition.
The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.
	AHP	ADH	KGAA	MGAA	John's Creek	Total
Cash	$600,000	$6,600,000	$5,395,700	$4,670,000	$1,200,000	$18,465,700
Common shares	-	-	1,422,652	-	-	1,422,652
Purchase consideration	600,000	6,600,000	6,818,352	4,670,000	1,200,000	19,888,352
Non-controlling interest	-	-	6,550,968	2,514,615	-	9,065,583
	$600,000	$6,600,000	$13,369,320	$7,184,615	$1,200,000	$28,953,935

Assets and liabilities acquired:
Exclusive professional services agreements	600,000	6,600,000	$13,369,320	$7,152,308	$1,200,000	$28,921,628
Inventory	-	-	-	32,307	-	32,307
Fair value of net identifiable assets and liabilities acquired	$600,000	$6,600,000	$13,369,320	$7,184,615	$1,200,000	$28,953,935

Exclusive professional services agreements – amortization term	0.7 to 2.8 years	7 years	7 years	5 years	10.9 years
Acquisition costs expensed	$16,083	$110,727	$110,727	$61,715	$61,715	$360,967
The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.  As at the acquisition dates, except for the AHP and John's Creek acquisitions, the exclusive professional services agreements renew annually unless notice of termination is received.  For the AHP acquisition, as at the acquisition date, the exclusive professional services agreements had estimated remaining contractual terms varying from 0.7 to 2.8 years.  For the John's Creek acquisition, the exclusive professional services agreement has an estimated remaining contractual term of 10 years and 11 months.  The amortization terms for the remaining agreements are based upon contractual terms within the acquisition agreements.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

4.    Business combinations (continued):
John's Creek
In December 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of John's Creek Anesthesia, LLC ("John's Creek"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset purchase agreement was $1,200,000 and was paid via cash.  The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired.
MGAA
In December 2015, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 65% of the ownership interest in Macon Gastroenterology Anesthesia Associates LLC ("MGAA"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset contribution and exchange agreement was $4,670,000 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of MGAA which governs the operation of MGAA.  As a result of the 65% ownership interest acquired and the operating agreement, the Company has acquired control of MGAA and, as a result, 100% of the financial results of MGAA has been included in the Company's consolidated financial statements from the date of acquisition. The non-controlling interest of $2,514,615 was determined based on 35% of the fair value of MGAA's net identifiable assets as estimated by the Company.
In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $185,714 and $100,000, respectively.  The terms of the loans are such that they will be repaid first, prior to any future distributions.
KGAA
In September 2015, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset contribution and exchange agreement was $6,818,352 and was paid via a combination of cash ($5,395,700) and common shares (375,612 common shares with a value at acquisition of $1,422,652). As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of KGAA which governs the operation of KGAA.  As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of KGAA and, as a result, 100% of the financial results of KGAA has been included in the Company's consolidated financial statements from the date of acquisition. The non-controlling interest of $6,550,968 was determined based on 49% of the fair value of KGAA's net identifiable assets as estimated by the Company.  One of the directors of the Company is an indirect shareholder of KGAA.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $173,810 and $166,994, respectively.  The terms of the loans are such that they will be repaid first, prior to any future distributions.  The loan for $173,810 was repaid in December 2015 and the $166,994 loan was repaid in January 2016.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

4.    Business combinations (continued):

ADH
In August 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of Associates in Digestive Health LLC ("ADH"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset purchase agreement was $6,600,000 and was paid via cash.  The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired.
AHP
In March 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of two anesthesia services providers in the Southeastern United States (hereinafter referred to as "AHP").  The total purchase price under the asset purchase agreement was $600,000.  The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired.
Subsequent to completion of the acquisition, the Company received notice of the closure, effective August 1, 2015, of one of the endoscopy centers to which the Company provides anesthesia services under an exclusive professional services agreement acquired through this acquisition.  As a result of the closure, the Company has recorded an impairment charge for the full value of the affected professional services agreement intangible totaling $389,693.
In the year ended December 31, 2015, the above noted acquisitions contributed revenue and net earnings before tax as follows:
	Year ended December 31, 2015
	AHP	ADH	KGAA	MGAA	John's Creek	Total

Revenue	$1,367,980	$970,024	$2,135,066	$205,488	$-	$4,678,558
Net earnings (loss) before tax	$(295,770)	$142,119	$563,568	$(25,924)	$-	$383,993
Amortization	$187,948	$392,857	$636,634	$80,752	-	$1,298,191
The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2015.  The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2015. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation and excludes the effect of actual impairment charges recorded in the period.   Were the acquisitions completed on January 1, 2015, revenue for the consolidated group would have been approximately $56.0 million and net income before tax would have been approximately $2.7 million.
	Year ended December 31, 2015
Pro Forma Information (unaudited)
	AHP	ADH	KGAA	MGAA	John's Creek	Total
Revenue	$1,694,042	$2,310,018	$5,709,620	$3,571,577	$1,303,387	$14,588,644
Net earnings before tax	$85,870	$306,340	$1,600,094	$80,628	$623,992	$2,696,924
Amortization	$244,700	$942,847	$1,909,903	$1,403,544	$109,924	$4,610,918

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

4.    Business combinations (continued):
Gastroenterology Anesthesia Associates LLC ("GAA")
On December 1, 2014, a subsidiary of the Company entered into an acquisition agreement to purchase the business, assets and interests of Gastroenterology Anesthesia Associates LLC (the "LLC") and the business interest contained in a management services agreement held by another private entity ("GAAM"), together the combined business hereinafter referred to as "GAA".  The total purchase price under the agreement was $58,623,000 paid at closing and up to an additional $14,655,000 payable within 4.5 years after closing based on the achievement of certain financial performance targets of GAA (the "Earn-out obligation"). As at December 31, 2014, the Company had estimated that potential payments in respect of the earn-out obligation will range from $11,981,000 to $14,655,000.  The maximum total purchase price assuming achievement of all performance measures is $73,278,000.  The earn-out obligation has been recorded at the net present value of its fair value as at the date of the acquisition and changes in the fair value are recorded through earnings (note 18).
Included in these consolidated financial statements for the year ended December 31, 2014 for GAA were sales of $3,386,073 and net earnings before tax of $1,516,970.
CRH has obtained control over GAA through its contractual ability to direct its relevant activities and its right to variable returns.
The following table summarizes the fair value of the consideration transferred and the fair values of the assets and liabilities acquired at the acquisition date.

Cash	$58,623,000
Contingent consideration ("Earn-out obligation")	7,339,032
Purchase consideration	65,962,032

Assets and liabilities acquired
Exclusive professional services agreements	65,962,032
Cash	2,011,548
Pre-close trade receivables	4,849,289
Pre-close trade payables	(6,860,837)
Fair value of net identifiable assets acquired	$65,962,032
The value of the acquired intangible assets, being the exclusive professional services agreements, relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.   As at the acquisition date, the exclusive professional services agreements had a remaining contractual term of 6 years and 11 months and can be renewed by agreement of both parties. The Company amortizes these contractual assets over a term of 12 years.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

5.   Anesthesia services expense:
For the years ended December 31:
	2015	2014

Employee related	$9,144,390	$541,492
Depreciation and amortization	6,802,971	458,070
Bad debt expense	1,981,516	338,168
Office related	3,445,313	305,412
Write-off of professional services contract	389,693	-
Acquisition expense	344,884	-
Medical supplies	710,963	56,210
Stock based compensation	37,539	-
Professional fees	206,873	13,910
Insurance	39,051	-
Foreign exchange	300	-

	$23,103,493	$1,713,262

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

6.    Product sales expense:
For the years ended December 31:
	2015	2014

Employee related	$1,317,665	$1,358,939
Product cost and support	1,956,487	1,769,182
Write-off of inventory	240,946	-
Professional fees	170,624	503,005
Office related	226,898	185,350
Stock based compensation	401,969	92,985
Insurance	54,430	52,355
Depreciation and amortization	2,596	9,114
Foreign exchange	(2,471)	-

	$4,369,144	$3,970,930

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

7.    Corporate expense:
For the years ended December 31:
	2015	2014

Employee related	$1,099,438	$1,155,203
Professional expenses	666,048	337,036
Corporate	416,015	333,820
Stock based compensation	2,309,944	269,254
Travel and entertainment	241,819	145,860
Office related	157,462	126,997
Insurance	162,502	65,137
Acquisition expenses	16,083	845,336
Depreciation and write-offs	53,826	43,442
Foreign exchange	21,520	-

	$5,144,657	$3,322,085
8.    Trade and other receivables:
	2015	2014

Trade receivables (note 18(a))	$7,031,030	$3,334,462
Receivables of the former GAA (note 4)	-	2,363,760
Other receivables	60,519	20,429

	$7,091,549	$5,718,651
9.    Trade and other payables:
	2015	2014

Trade payables	$545,606	$588,428
Payments due to former owners of GAA (note 4)	77,017	4,586,808
Other payables	2,411,740	875,977

	$3,034,363	$6,051,213

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

10.            Property and equipment:

	Computer equipment and software	Furniture and equipment	Leasehold improvements	Injection mold	Total

Cost

Balance as at January 1, 2014	$27,241	$44,042	$2,312	$126,915	$200,510

Additions	5,623	15,544	-	73,862	95,029

Balance as at December 31, 2014	32,864	59,586	2,312	200,777	295,539

Additions	10,448	61,479	2,415	110,496	184,838

Dispositions	-	(4,870)	-	-	(4,870)

Balance as at December 31, 2015	$43,312	$116,195	$4,727	$311,273	$475,507

	Computer equipment and software	Furniture and equipment	Leasehold improvements	Injection mold	Total

Accumulated depreciation

Balance as at January 1, 2014	$7,892	$15,199	$2,312	$120,290	$145,693

Depreciation expense	6,845	6,512	-	6,625	19,982

Balance as at December 31, 2014	14,737	21,711	2,312	126,915	165,675

Depreciation expense	7,425	20,341	282	-	28,048

Dispositions	-	(2,922)	-	-	(2,922)

Balance as at December 31, 2015	$22,162	$39,130	$2,594	$126,915	$190,801

	Computer equipment and software	Furniture and equipment	Leasehold improvements	Injection mold	Total

Net book value

December 31, 2015	$21,150	$77,065	$2,133	$184,358	$284,706

December 31, 2014	$18,127	$37,875	$-	$73,862	$129,864

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

11.            Intangible assets:

	Professional Services Agreements	Patents	Total

Cost

Balance as at January 1, 2014	$-	$532,598	$532,598

Additions through business combinations (note 4)	65,962,032	-	65,962,032

Balance as at December 31, 2014	65,962,032	532,598	66,494,630

Additions through business combinations (note 4)	28,921,628	-	28,921,628

Write-off	(466,968)	-	(466,968)

Balance as at December 31, 2015	$94,416,692	$532,598	$94,949,290

	Professional Services Agreements	Patents	Total

Accumulated depreciation

Balance as at January 1, 2014	$-	$399,257	$399,257

Amortization expense	458,070	32,574	490,644

Balance as at December 31, 2014	458,070	431,831	889,901

Amortization expense	6,795,028	34,369	6,829,397

Write-off	(77,275)	-	(77,275)

Balance as at December 31, 2015	$7,175,823	$466,200	$7,642,023

	Professional Services Agreements	Patents	Total

Net book value

December 31, 2015	$87,240,869	$66,398	$87,307,267

December 31, 2014	$65,503,962	$100,767	$65,604,729

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

12.  Notes payable:
December 31, 2015	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Scotia Facility	Total
Current portion	$-	-	-	-	3,818,048	$3,818,048
Non-current portion	14,179,589	-	-	-	12,740,829	26,920,418
Total loans and borrowings	$14,179,589	-	-	-	16,558,877	$30,738,466

December 31, 2014	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Scotia Facility	Total
Current portion	$193,950	5,666,667	752,683	-	-	$6,613,300
Non-current portion	16,224,216	21,338,826	-	1,946,389	-	39,509,431
Total loans and borrowings	$16,418,166	27,005,493	752,683	1,946,389	-	$46,122,731
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Scotia Facility. The note is classified as an other financial liability and recorded at amortized cost.
The Bank of Nova Scotia ("Scotia Facility")
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provides financing of up to $33,000,000.  As at December 31, 2015, the Company had drawn $17,000,000 on the facility.  The facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the credit facility.  The facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers' acceptance rates plus an applicable margin.  At December 31, 2015, the interest rate on the facility was LIBOR plus 2.75%. Commitment fees, legal fees directly related to the credit facility, and standby charges usual for borrowings of this nature were and are payable.  The Scotia Facility replaced the Knight Note as the Company's senior debt agreement on extinguishment of the Note.  The Facility is secured by the assets of the Company.  The Company is required to maintain the following financial covenants in respect of the facility:
Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

12.  Notes payable (continued):
As at December 31, 2015, the Company was in compliance with all financial covenants relating to the Scotia Facility and Crown Note.
Knight Therapeutics Inc. ("Knight Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc.  At inception, the original amount of the note payable was $30,000,000.  The note bore interest at 10% per annum.  Interest on the note was payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan was December 1, 2016, but could be extended to December 1, 2017 if certain conditions were met.  The agreement contained contractual clauses that required early repayment of a portion of the principal balance should the Company complete an equity financing.  In compensation for its services, the Company paid Knight a combination of cash ($1,200,000) and shares (3,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The note was classified as an other financial liability and recorded at fair value through earnings.

On March 25, 2015, in conjunction with the close of the Company's bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063.  The principal repayment satisfied the Company's contractual requirement to repay a portion of the outstanding principal balance should the Company complete an equity financing.

On November 25, 2015, in conjunction with the Scotia Facility, the Company repaid in full the principal owing on the Knight debt ($22,031,474), with related interest, prepayment penalties and other extinguishment related costs of $1,778,707.  As a result of the extinguishment of the Knight Note, the Company recorded finance expense of $1,812,521 representing the difference between the fair value of the loan at extinguishment and the consideration transferred to extinguish its financial obligations under the note.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

12.  Notes payable (continued):
Knight Therapeutics Inc. – Annual Fee ("Knight Annual Fee")
In accordance with the Knight Note agreement, the Company was obligated to pay an annual fee relating to a comfort letter provided by Knight in respect of the Company's earn-out obligation (note 4).  This fee was recognized as a separate financial liability, and recorded at fair value based on the Company's best estimate of the amount to be paid, and subsequently measured at amortized cost.  On extinguishment of the Knight Note, the Annual Fee Liability and the Company's requirement to pay an annual fee was also extinguished.  The Company recorded an extinguishment gain of $53,574 in respect of the extinguishment of this liability in finance expense in the year.
Bloom Burton Healthcare Structured Lending Fund II ("Bloom Burton Facility")
On December 1, 2014, the Company entered into an unsecured facility agreement with Bloom Burton Healthcare Structured Lending Fund II ("Bloom Burton") with a maximum borrowing limit of $2,000,000.  The facility bore interest at 12% per annum.  Accrued interest was payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment was required within 54 months after the first advance under the facility or at date mutually agreed between the Company and Bloom Burton.  The facility was subordinate to the Knight note. The facility was classified as an other financial liability and recorded at amortized cost.

On November 25, 2015, in conjunction with the Scotia Facility, the Company repaid in full the principal owing on the Bloom Burton facility ($2,000,000), with related interest of $236,712.  As a result of the extinguishment of the Bloom Burton facility, the Company recorded finance expense of $58,562 representing the difference between the value of the facility at extinguishment and the consideration transferred to extinguish the Company's financial obligations under the facility.

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At December 31, 2015
Not later than one year	$4,000,000
Between one and five years	$29,256,250
$33,256,250

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

13.  Subsidiary undertakings:
The list below sets out the principal subsidiaries of the Company.  These subsidiaries engage in intercompany transactions, all of which are eliminated on consolidation within these financial statements.
Subsidiary	Jurisdiction of Incorporation
CRH Medical Corporation	British Columbia, Canada
CRH Medical Corporation	Delaware, United States
CRH Anesthesia Management LLC	Delaware, United States
Gastroenterology Anesthesia Associates LLC	Georgia, United States
Macon Gastroenterology Anesthesia Associates LLC	Georgia, United States
NC GAA, PC	North Carolina, United States
CRH Anesthesia of Gainesville LLC	Florida, United States
CRH Anesthesia of Sarasota LLC	Florida, United States
CRH Anesthesia of Cape Coral LLC	Florida, United States
CRH Anesthesia of Knoxville LLC	Tennessee, United States
Knoxville Gastroenterology Anesthesia Associates LLC	Tennessee, United States
(a)	The Company holds a 65% controlling interest in Macon Gastroenterology Anesthesia Associates LLC ("MGAA"). As a result of the operating agreement, the Company controls MGAA and 100% of the financial results of this subsidiary are included in the Company's consolidated financial statements.
The following tables summarize the financial information of MGAA, including fair value adjustments at acquisition but excluding tax and intercompany eliminations, as at December 31, 2015.
2015
Cash and cash equivalents	$263,004
Trade and other receivables	193,159
Intangible assets	7,071,556
7,527,719

Accounts payable and accrued liabilities	83,314
Loans	285,714
369,028

Member contributions	7,184,615
Retained deficit	(25,924)
7,158,691

Total liabilities and equity	$7,527,719

2015
Anesthesia revenue	$205,488
Anesthesia services expense	231,412
Net loss before tax	$(25,924)

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

13.  Subsidiary undertakings (continued):
(b)	The Company holds a 51% controlling interest in Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA"). As a result, 100% of the financial results of this subsidiary are included in the Company's consolidated financial results.
The following tables summarize the financial information of KGAA, including fair value adjustments at acquisition but excluding tax and intercompany eliminations, as at December 31, 2015.
2015
Cash and cash equivalents	$439,082
Trade and other receivables	1,191,100
Prepaids	11,006
Intangible assets	12,732,686
14,373,874

Accounts payable and accrued liabilities	273,992
Loans	166,994
440,986

Member contributions	13,369,320
Retained earnings	563,568
13,932,888

Total liabilities and equity	$14,373,874

2015
Anesthesia revenue	$2,135,066
Anesthesia services expense	1,571,498
Net income before tax	$563,568

14.            Share capital:
(a)    Authorized:
100,000,000 common shares without par value.
(b)    Issued and outstanding – common shares:
On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200) and received 241,500 broker warrants with a fair value of $249,149 (CAD$311,535).  The broker warrants expire 18 months from the close date of the bought deal offering and have an exercise price of CAD$3.40.  Additional share issuance costs of $299,230 (CAD$375,059) were incurred in relation to the offering.
On September 10, 2015, the Company issued 375,612 common shares with a total value of $1,422,652 in connection with its acquisition of Knoxville Gastroenterology Anesthesia Associates LLC and incurred share issuance costs of $6,164.  Refer to note 4.
On September 17, 2015, the Company issued 140,795 common shares on the exercise of 140,795 broker warrants issued in connection with the Company's bought deal equity offering.  Gross proceeds on exercise was $363,158 (CAD$478,703) and the fair value of the instruments exercised was $145,254 (CAD$181,625).
The Company has recorded a deferred tax asset of $420,511 in relation to those share issuance costs incurred in relation to the share offering and issuance of shares during the year.  The deferred tax asset has been offset against share capital.
(c)    Stock option plan:
Under the Company's Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees.  The plan provides for the granting of stock options at the fair market value of the Company's stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting. All options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

14.            Share capital (continued):
(c)    Stock option plan (continued):
A summary of the status of the plan as of December 31, 2015 and 2014 is as follows (options are granted in CAD and USD amounts calculated using prevailing exchange rates at December 31, 2015 and 2014):
	Number of options	Weighted average exercise price
		CAD	USD

Outstanding, January 1, 2014	4,595,000	$0.80	$0.75

Issued	1,150,000	0.70	0.60
Exercised	(167,188)	0.96	0.83
Forfeited	(139,062)	0.75	0.65
Expired	(1,675,000)	0.95	0.82

Outstanding, December 31, 2014	3,763,750	0.70	0.60

Issued	-	-	-
Exercised	(758,189)	1.09	0.78
Forfeited	(31,250)	0.47	0.34
Expired	-	-	-

Outstanding, December 31, 2015	2,974,311	$0.60	$0.43
The following table summarizes information about the stock options outstanding at December 31, 2015:
Exercise price		Options outstanding				Options exercisable
		Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)	Number of options	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)
$CAD	$USD

0.28 – 0.58	0.18 – 0.42	1,502,124	1.11	0.51	0.37	1,430,874	0.52	0.38
0.59 – 0.85	0.43 – 0.61	1,432,187	8.04	0.68	0.49	640,312	0.68	0.49
0.86 – 1.20	0.62 – 0.86	40,000	0.28	1.13	0.81	40,000	1.13	0.81

		2,974,311	4.44	0.60	0.43	2,111,186	0.58	0.42
As at December 31, 2014:
Exercise price		Options outstanding				Options exercisable
		Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)	Number of options	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)
$CAD	$USD

0.28 – 0.58	0.24 – 0.50	1,780,000	2.11	0.51	0.44	1,257,500	0.52	0.45
0.59 – 0.85	0.51 – 0.73	1,458,750	9.04	0.68	0.58	288,125	0.67	0.58
0.86 – 1.90	0.74 – 1.64	525,000	0.72	1.39	1.19	515,626	1.39	1.20

		3,763,750	4.60	0.70	0.60	2,061,251	0.76	0.66

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

14.            Share capital (continued):
(c)    Stock option plan (continued):

For the year ended December 31, 2015, the Company recognized $291,834 (2014 - $362,239), in compensation expense as a result of stock options awarded and vested.  Compensation expense is recorded in the consolidated statement of operations and comprehensive income and is allocated to product sales expenses (note 6), corporate expenses (note 7) and anesthesia expenses (note 5) on the same basis as the allocations of cash compensation.
During the year ended December 31, 2015, no additional stock options were granted.  The weighted average fair value of stock options granted during the year ended December 31, 2014 was $0.37.  The estimated fair value of the stock options granted was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2014
Expected life of options	6.25 years
Risk-free interest rate	1.76%
Dividend yield	0%
Volatility	63%
Pre-vest forfeiture rate	4.08%

There is no dividend yield because the Company does not pay, and does not plan to pay cash dividends on its common shares.  The expected stock price volatility is based on the historical volatility of the Company's average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.
(d)   Share unit plan:
In June 2014, the shareholders of the Company approved a Share Unit Plan.   Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions or performance-based vesting conditions.  Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

14.            Share capital (continued):
(d)    Share unit plan (continued):
A summary of the status of the plan as of December 31, 2015 is as follows:
	Time based share units	Performance based share units

Outstanding, January 1, 2015	-	-

Issued	509,000	2,000,000
Exercised	-	(1,000,000)
Forfeited	-	-
Expired	-	-

Outstanding, December 31, 2015	509,000	1,000,000
The Company issued 509,000 share units ("Time based share units") during the year ended December 31, 2015. Of these units, 429,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries and 80,000 units vest over 1.25 years.  The weighted average fair value per unit granted in the period was $2.90 (CAD$4.03) based on the market value of the underlying shares at the date of grant.
The remaining 2,000,000 share units ("Performance based share units") vest upon the Company meeting certain market based performance targets and expire on February 20, 2020.  The weighted average fair value of these units at the date of grant was $1.67 (CAD$2.09) per unit.  The fair value of these share units was calculated as of the grant date using a binomial pricing model with the following weighted average assumptions:
2015
Risk-free interest rate	0.61%
Expected volatility	60.50%
Pre-vest forfeiture rate	0%
Weighted average share price	CAD$2.45
During the year ended December 31, 2015, 1,000,000 of those units which vest upon the Company meeting certain market based performance targets vested.  Upon vesting, the Company has recognized the expense relating to these units, in full, and issued 1,000,000 common shares.

During the year ended December 31, 2015, the Company recognized $2,457,618 (2014 - $nil), in compensation expense in relation to the granting and vesting of share units.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

14.            Share capital (continued):
 (e)                  Earnings per share:
The calculation of basic earnings per share for the years ended December 31, 2015 and 2014 is as follows:
	2015			2014
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings attributable to shareholders:

Earnings per common share:
Basic	$3,076,191	67,870,529	$0.045	$1,498,153	48,876,822	$0.031
Share options		2,701,476			958,554
Share units		-			-
Broker warrants		200,336			-

Diluted	$3,076,191	70,772,341	$0.043	$1,498,153	49,835,377	$0.030
For the year ended December 31, 2015, 661,899 options (2014 – 2,805,196) and 1,755,961 share units (2014 – nil) were excluded from the diluted weighted average number of common shares calculation.
The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.  The treasury method is used to determine the calculation of dilutive shares.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

15.            Income taxes:
(a)    Income tax expense is comprised of the following:

	2015	2014

Current tax expense	$1,136,028	$193,612
Deferred tax expense (recovery):
Recognition of previously unrecognized temporary differences	(2,600,786)	(548,082)
Origination and reversal of temporary differences	(1,401,096)	262,950
Change in enacted tax rates and other	(47,116)	(52,199)

Total tax recovery	$(2,912,970)	$(143,719)
The reconciliation of income tax computed at statutory tax rates to income tax expense, using a 26% (2014 – 26%) statutory rate, is:
	2015	2014

Tax expense at statutory income tax rates	$90,183	$352,153
Recognition of previously unrecognized temporary differences	(2,600,786)	(548,082)
Permanent differences	123,386	82,694
Foreign income taxed at different rates	(469,839)	(36,172)
Other	(55,914)	5,688

Tax recovery	$(2,912,970)	$(143,719)

(b)    Recognized deferred tax assets and liabilities:
During the year ended December 31, 2015, the Company recognized a deferred tax asset of $420,511 with respect to share issuance costs directly within equity.
The Company had the following deferred tax assets and liabilities resulting from temporary differences recognized for financial statement and income tax purposes.
	2015	2014

Deferred tax assets:
Non-capital losses	$724,802	$489,111
Property and equipment	-	12,186
Finance related costs	350,543	68,182
Reserves	941,352	131,885
Share transaction costs	357,434	-
Stock-based compensation	128,837
Earn-out obligation	4,862,894	2,901,974

Deferred tax liabilities:
Intangible assets	(1,466,546)	(2,522,387)
Property and equipment	(1,880)	-
Unrealized foreign exchange	(397,743)	(50,768)

Net deferred tax asset	$5,499,693	$1,030,183

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

15.            Income taxes (continued):
(c)    Unrecognized deferred tax assets and liabilities:
During the year ended December 31, 2015, the Company recognized deferred income tax assets relating to its US net operating losses.  Significant components of the Company's unrecognized deferred tax assets and liabilities as at December 31, 2014 are as follows:
	2015	2014

Deferred income tax assets:
Net operating losses	$-	$7,430,818

Deferred tax asset not recognized	$-	$7,430,818
At December 31, 2015, the Company has tax losses of $nil (2014 - $1.9 million) from its Canadian operations and $2.1 million (2014 - $7.4 million) from its U.S. operations, available to reduce future years' income taxes.  The U.S. tax losses expire from 2031 and beyond.
Realization of the deferred tax assets is dependent on several factors, including a presumption of future profitability, which is subject to uncertainty. The Company has assessed that it is probable that its deferred tax assets, including those related to net operating losses, will be realized.

16. Capital disclosures:
The Company's objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business.  In the management of capital, the Company includes shareholders' equity, excluding accumulated other comprehensive loss.  The Company's objective is met by retaining adequate equity to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Board of Directors does not establish quantitative return on capital criteria for management. The Company is not subject to any externally imposed capital requirements, but is subject to debt covenants in respect of its notes payable and bank indebtedness (note 12).  The Company's overall strategy with respect to capital management remains unchanged from the year ended December 31, 2014.
	2015	2014
Shareholders' equity attributable to shareholders, excluding other comprehensive income	$47,791,917	$18,854,134

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

17.              Net finance expense
  Recognized in earnings in the years ended December 31:
	2015	2014
Finance income:
Foreign exchange gain	$(2,737,964)	$(410,208)
Total finance income	$(2,737,964)	$(410,208)

Finance expense:
Interest and accretion expense on borrowings	$6,251,617	$641,991
Accretion expense on earn-out obligation	1,272,494	101,928
Amortization of deferred financing fees	749,378	67,432
Net change in fair value of financial liabilities at fair value through earnings	5,731,294	-
Extinguishment of notes payable	1,817,509
Financing fees related to financial instruments classified as fair value through earnings	-	1,222,316
Total finance expense	$15,822,292	$2,033,667
Net finance expense	$13,084,328	$1,623,459

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

18.  Financial instruments:
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, loans, notes payable and bank indebtedness, and the Company's earn-out obligation.  The fair values of these financial instruments, except certain of the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt (note 12) and the earn-out obligation are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:
•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identifiable assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

December 31, 2015		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$-	-	-	$-
Earn-out obligation	$12,468,958	-	-	$12,468,958

December 31, 2014		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$27,005,493	-	-	$27,005,493
Earn-out obligation	$7,440,960	-	-	$7,440,960
The Company uses a probability weighted valuation technique in calculating the fair value of the Knight note payable and the earn-out obligation.  This valuation technique includes inputs relating to estimated cash outflows under each arrangement and the use of a discount rate appropriate to the Company. As at December 31, 2015, the Company has used a discount rate of 4.42% in the valuation of its earn-out obligation.  As the Knight Note was extinguished on November 25, 2015, no valuation of this note was required as at December 31, 2015.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

18.  Financial instruments (continued):
The Company evaluates the inputs into the probability weighted valuation technique at each reporting period.  The following describes the amendments made in the valuation of the above financial liabilities during the year ended December 31, 2015.
During the year ended December 31, 2015, the Company revised certain of the assumptions underlying the fair value calculation of the earn-out obligation to account for changes in the underlying credit risk of the Company.  The Company downward adjusted its discount rate from 18% to 4.42%.  This revision resulted in an increase of $3,755,504 to the fair value of the earn-out obligation with the impact of the adjustments recorded through finance expense in the year.
Prior to extinguishment, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of its Knight note to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows.  The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under this instrument.  These revisions resulted in an increase of $1,975,790 to the fair value of the Knight note with the impact of the adjustments recorded through finance expense in the year.
The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $336,832.    During the year ended December 31, 2015, the Company recorded accretion expense of $3,084,353 (2014 - $362,834) and $1,272,494 (2014 - $101,928), respectively, in relation to these liabilities, reflecting the change in fair value of the liabilities that is attributable to credit risk.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

18.  Financial instruments (continued):
Reconciliation of level 3 fair values:
	Notes Payable	Earn-out Obligation	Total
Balance as at January 1, 2015	$27,005,493	$7,440,960	$34,446,453
Repayment of principal and interest and extinguishment costs	(33,864,660)	-	(33,864,660)
Recorded in finance expense:
Accretion expense	3,084,353	1,272,494	4,356,847
Fair value adjustment	1,975,790	3,755,504	5,731,294
Loss on extinguishment	1,799,024	-	1,799,024

Balance as at December 31, 2015	$-	$12,468,958	$12,468,958
The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.
(a)    Credit risk:
Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, and trade receivables.  The carrying amount of the financial assets represents the maximum credit exposure.
The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.
The Company has a number of individual customers and no one customer represents a concentration of credit risk.
The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses.  When a receivable balance is considered uncollectible it is written off against the allowance.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.
No one customer accounts for more than 10% of the Company's consolidated revenue.  Credit risk associated with the collection of receivables is considered low.  The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable.  Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns.  The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

18.            Financial instruments (continued):
(a)    Credit risk (continued):
	2015	2014

Total trade receivables	$9,375,714	$3,697,600
Less: allowance for doubtful accounts	(2,344,684)	(363,138)

Total trade receivables, net	$7,031,030	$3,334,462

Of which:
Current	$4,708,391	$3,469,199
Less than 60 days	1,084,600	159,180
Less than 90 days	766,143	44,233
90 days or greater	2,816,580	24,988

Total trade receivables	$9,375,714	$3,697,600

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

	2015	2014

Cash and cash equivalents	$3,572,344	$4,133,663
Trade receivables	7,031,030	3,334,462

	$10,603,374	$7,468,125

Continuity of allowance for bad debts:
Beginning balance	$363,138	$26,606
Write-offs	(14,429)	(14,048)
Provision	1,995,975	350,580

Total allowance for bad debts	$2,344,684	$363,138
(b)    Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.  The relative maturity in respect of contractual and legal obligations are summarized as follows:
At December 31, 2015		Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$3,034,363	$3,034,363	$-	$-	$-
Employee benefits	142,576	142,576	-	-	-
Notes payable and bank indebtedness	30,738,466	3,818,048	26,920,418	-	-
Earn-out obligation	12,468,958	-	12,468,958
Loans	266,994	266,994	-	-	-
	$46,651,357	$7,261,981	$39,389,376	$-	$-

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

18.            Financial instruments (continued):
(b)    Liquidity risk (continued):
At December 31, 2014		Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$6,051,213	$6,051,213	$-	$-	$-
Employee benefits	105,930	105,930	-	-	-
Short term advances	262,482	262,482	-	-	-
Notes payable	46,122,731	6,613,300	21,338,826	18,170,605	-
Earn-out obligation	7,440,960	-	-	7,440,960
	$59,983,316	$13,032,925	$21,338,826	$25,611,565	$-
 (c)    Market risk:
Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates, will affect the Company's income or the value of the financial instruments held.
(i)    Foreign currency risk:
The majority of the Company's sales and purchases are made in U.S. dollars.  However, certain of the Company's revenues and expenses are denominated in Canadian dollars.  Foreign currency risk reflects the risk that the Company's earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2015, approximately 0.4% (2014 – 1.4%) of the Company's sales were made in Canadian dollars and approximately 14% (2014 - 35%) of expenses were incurred in Canadian dollars.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have decreased net income by approximately $309,000 (2014 - $293,000) for the year ended December 31, 2015.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.
At December 31, 2015, the Company has Canadian dollar denominated working capital as well as a Canadian dollar denominated loan.  Foreign exchange gains and losses arising from the revaluation of these balances are included in earnings.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have decreased net income by approximately $1,454,000 (2014 - $2,561,000) for the year ended December 31, 2015, based on the net working capital position and loan balances held in Canadian dollars.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.
The objective of the Company's foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company's earnings.  The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred.  The Company has not entered into any forward foreign exchange contracts as at December, 31 2015.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

18.            Financial instruments (continued):
(c)    Market risk (continued):
(i)    Foreign currency risk (continued):
The Company is exposed to currency risk on the following:
Expressed in U.S. dollar equivalent	2015	2014

Cash and cash equivalents	$71,378	$67,521
Trade and other receivables	66,094	32,452
Trade and other payables and other financial liabilities	501,888	771,893
Notes payable	14,179,589	16,418,166

(ii)	Interest rate risk:
The Company's policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company.  Fluctuations in interest rates impact the value of cash equivalents.  The Company's interest bearing liabilities are fixed rate instruments, except for its Scotia Facility (note 12). Fluctuations in market interest rates will have no significant impact on the Company's fixed rate debt instruments, but may impact the fair value of such instruments at any given date.  With respect to the Company's Scotia Facility, with all other variables held constant, a 10% point increase in the interest rate would have reduced net income by approximately $5,000 (2014 - $nil) for the year ended December 31, 2015.  There would be an equal and opposite impact on the net income with a 10% point decrease.
19.            Commitments and contingencies:
(a)    The following are the minimum payments required for the lease of premises:

Less than one year	$119,043
One to three years	331,452
Four to five years	36,828
Thereafter	-
Total	$487,323

Rent expense for the year ended December 31, 2015 was $108,783 (2014 - $75,878).
(b)	The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

20.            Related party transactions:
Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation and are not disclosed in this note.  Details of the transactions between the Company and other related parties are disclosed below:
(a)	Related party transactions:
The Company paid or accrued fees of $210,916 (2014 - $173,422) to Directors of the Company.  Additionally, the Company made product sales totaling $36,800 (2014 - $118,198) to four companies owned or controlled by three of the Company's Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.
One of the directors of the Company is an indirect shareholder of KGAA.
(b)	Compensation of key management personnel:
Key management personnel compensation, including directors, is as follows:
	2015	2014

Salaries, directors' fees and other benefits	$988,647	$1,221,387
Share-based payments	2,295,237	289,293

	$3,283,884	$1,510,680
(i)	Share-based payments represent the amount expensed during the year for options granted.
(ii)	There were no post-employment, termination or other long-term benefits paid during the years ending December 31, 2015 and 2014.
21.            Segmented information:
The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location, in United States dollars, for years ended December 31, 2015 and 2014 are as follows:
	2015	2014
Revenue:
Canada and other	$177,375	$164,038
United States	45,871,105	11,820,132
Total	$46,048,480	$11,984,170

CRH MEDICAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

Years ended December 31, 2015 and 2014

21.            Segmented information (continued):
The Company's property and equipment, intangibles and other assets are located in the following geographic regions as at December 31, 2015 and 2014:
	2015	2014
Property and equipment:
Canada	$269,350	$129,864
United States	15,356	-
Total	$284,706	$129,864
Intangible assets:
Canada	$66,397	$100,767
United States	87,240,870	65,503,962
Total	$87,307,267	$65,604,729
Other assets:
Canada	$-	$1,550,940
United States	-	-
Total	$-	$1,550,940
The financial measures reviewed by the Company's Chief Operating Decision Maker are presented below for the years ended December 31, 2015 and 2014.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within "Other" to allow for reconciliation to reported measures.
	2015
	Anesthesia services	Product sales	Other	Total
Revenue	$36,496,035	$9,552,445	$-	$46,048,480
Operating costs	23,103,493	4,369,144	5,144,657	32,617,294
Operating income (loss)	$13,392,542	$5,183,301	$(5,144,657)	$13,431,186

	2014
	Anesthesia services	Product sales	Other	Total
Revenue	$3,386,073	$8,598,097	$-	$11,984,170
Operating costs	1,713,262	3,970,930	3,322,085	9,006,277
Operating income (loss)	$1,672,811	$4,627,167	$(3,322,085)	$2,977,893